UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 21 )*

Drew Industries Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share**
(Title of Class of Securities)

26168L 205
(CUSIP Number)

Fredric M. Zinn, 200 Mamaroneck Avenue, White Plains, N.Y. 10601
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,614,344 shares, which constitute approximately 11.6% of the total number of shares outstanding.  All ownership percentages assume that there are 22,492,843 shares outstanding, including 197,900 shares subject to presently exercisable options and options which become exercisable within 60 days, held by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 2 of 20 Pages

1	NAME OF REPORTING PERSONS Edward W. Rose, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Edward W. Rose, III is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,698,194 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,698,194 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,744,694 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26168L 205	13D	Page 3 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes shares subject to options to purchase (i) 7,500 shares at $24.89 per share, (ii) 7,500 shares at $26.59 per share, (iii) 12,500 shares at $12.72 per share, (iv) 7,500 shares at $19.49 per share, and (v) 11,500 shares at $19.67 per share. Excludes deferred stock units representing 775 shares of Stock.

(2)
Includes shares subject to options to purchase (i) 7,500 shares at $24.89 per share, (ii) 7,500 shares at $26.59 per share, (iii) 12,500 shares at $12.72 per share, (iv) 7,500 shares at $19.49 per share, and (v) 11,500 shares at $19.67 per share, all of which are exercisable within 60 days. Excludes deferred stock units representing 775 shares of Stock which are not issuable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS James F. Gero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION James F. Gero is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 156,979 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 156,979(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,479 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26168L 205	13D	Page 5 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 156,979 shares held jointly with Catherine A. Gero. Excludes shares subject to options to purchase (i) 7,500 shares at $24.89 per share, (ii) 7,500 shares at $26.59 per share, (iii) 12,500 shares at $12.72 per share, (iv) 7,500 shares at $19.49 per share, and (v) 11,500 shares at $19.67 per share. Excludes deferred stock units representing 1,329 shares of Stock.

(2)
Includes 156,979 shares held jointly with Catherine A. Gero. Includes shares subject to options to purchase (i) 7,500 shares at $24.89 per share, (ii) 7,500 shares at $26.59 per share, (iii) 12,500 shares at $12.72 per share, (iv) 7,500 shares at $19.49 per share, and (v) 11,500 shares at $19.67 per share, all of which are exercisable within 60 days. Excludes deferred stock units representing 1,329 shares of Stock which are not issuable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS John F. Cupak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION John F. Cupak is a citizen of the United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,660 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,660 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,160 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26168L 205	13D	Page 7 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 7,000 shares subject to an option at $31.11 per share, 6,000 shares subject to an option at $10.09 per share, 3,500 shares subject to an option at $19.49 per share, and 4,500 shares subject to an option at $19.67 per share. Excludes deferred stock units representing 2,000 shares of Stock.

(2)
Includes 5,600 shares subject to an option at $31.11 per share, which is exercisable within 60 days as to such shares; excludes 1,400 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 3,600 shares subject to an option at $10.09 per share, which is exercisable within 60 days as to such shares; excludes 2,400 shares subject to such option, as to which such option is not exercisable within 60 days.    Includes 1,400 shares subject to an option at $19.49 per share, which is exercisable within 60 days as to such shares; excludes 2,100 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 900 shares subject to an option at $19.67 per share, which is exercisable within 60 days as to such shares; excludes 3,600 shares subject to such option, as to which such option is not exercisable within 60 days. Excludes deferred stock units representing 2,000 shares of Stock which are not issuable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 8 of 20 Pages

1	NAME OF REPORTING PERSONS Leigh J. Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Leigh J. Abrams is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 206,459 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 206,459 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,859 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26168L 205	13D	Page 9 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 20,000 shares subject to an option at $31.11 per share, 20,000 shares subject to an option at $10.09 per share, 11,400 shares subject to an option at $19.49 per share and 18,000 shares subject to an option at $19.67 per share.

(2)
Includes 16,000 shares subject to an option at $31.11 per share, which is exercisable within 60 days as to such shares; excludes 4,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Includes 12,000 shares subject to an option at $10.09 per share, which is exercisable within 60 days as to such shares; excludes 8,000 shares subject to such option, as to which such option is not exercisable within 60 days.    Includes 11,400 shares subject to an option at $19.49 per share and 18,000 shares subject to an option at $19.67 per share, all of which are exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 10 of 20 Pages

1	NAME OF REPORTING PERSONS Fredric M. Zinn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Fredric M. Zinn is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,732 (1)
	8	SHARED VOTING POWER 61,580 (2)
	9	SOLE DISPOSITIVE POWER 37,732 (1)
	10	SHARED DISPOSITIVE POWER 61,580 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,312 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26168L 205	13D	Page 11 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 57,862 shares held jointly with Ronni Zinn, and 3,718 shares owned by one of Mr. Zinn’s adult children. Excludes 15,000 shares subject to an option at $31.11 per share, 20,000 shares subject to an option at $10.09 per share, 16,000 shares subject to an option at $19.49 per share, and 28,000 shares subject to an option at $19.67 per share. Excludes deferred stock units representing 162,077 shares of Stock.

(2)	Includes 3,718 shares owned by one of Mr. Zinn’s adult children, and 57,862 shares held jointly with Ronni Zinn.

(3)
Includes 3,718 shares owned by one of Mr. Zinn’s adult children, and 57,862 shares held jointly with Ronni Zinn.  Includes 12,000 shares subject to an option at $31.11 per share, which is exercisable within 60 days as to such shares; excludes 3,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Includes 12,000 shares subject to an option at $10.09 per share, which is exercisable within 60 days as to such shares; excludes 8,000 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 6,400 shares subject to an option at $19.49 per share, which is exercisable within 60 days as to such shares; excludes 9,600 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 5,600 shares subject to an option at $19.67 per share, which is exercisable within 60 days as to such shares; excludes 22,400 shares subject to such option, as to which such option is not exercisable within 60 days. Excludes deferred stock units representing 162,077 shares of Stock which are not issuable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 12 of 20 Pages

1	NAME OF REPORTING PERSONS Lela Helen Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Lela Helen Rose is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - (1)
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER - (1)
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26168L 205	13D	Page 13 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Lela Helen Rose sold all of her 40,800 shares of Stock in 2011.

CUSIP No. 26168L 205	13D	Page 14 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

Pursuant to Rule 13-d-2 of Regulation 13D of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “Act”), each of the following persons hereby amends the Schedule 13D Statement dated May 25, 1989 relating to the Common Stock, par value $.01 per share (the “Stock”), Amendment No. 1 thereto dated May 16, 1990, Amendment No. 2 thereto dated July 5, 1990, Amendment No. 3 thereto dated October 30, 1990, Amendment No. 4 thereto dated March 11, 1991, Amendment No. 5 thereto dated August 28, 1991, Amendment No. 6 thereto dated March 12, 1993, Amendment No. 7 thereto dated September 19, 1994, Amendment No. 8 thereto dated February 17, 1995, Amendment No. 9 thereto dated July 18, 1996, Amendment No. 10 thereto dated March 7, 1997, Amendment No. 11 thereto dated June 1, 1999, Amendment No. 12 thereto dated November 21, 2000, Amendment No. 13 thereto dated September 16, 2003, Amendment No. 14 thereto dated March 31, 2004, Amendment No. 15 thereto dated May 31, 2005, Amendment No. 16 thereto dated November 17, 2005, Amendment No. 17 thereto dated December 20, 2005, Amendment No. 18 thereto dated August 3, 2007, Amendment No. 19 thereto dated February 25, 2009 and Amendment No. 20 thereto dated March 1, 2010: Leigh J. Abrams (“LJA”), Edward W. Rose, III (“EWR”), Evelyn D. Potter Rose (“EPR”), Cardinal Investment Company, Inc. Profit Sharing Plan (“CICPS”), Fredric M. Zinn (“FMZ”), James F. Gero (“JFG”), Catherine A. Gero, (“CAG”), Larry Schoenbrun as Trustee of the Evelyn Potter Rose 1990 Irrevocable trust (“LST”), John F. Cupak (“JFC”), William Edward Rose (“WER”), and Lela Helen Rose (“LHR”) which persons are sometimes referred to herein as the “Reporting Persons”. The Reporting Persons are filing this single joint amendment because they may be deemed to constitute a “group” within the meaning of Section 13d-3 of the Act, although membership in a “group” is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.  Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 13D.

CUSIP No. 26168L 205	13D	Page 15 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

Item 1.	SECURITY AND ISSUER

No change.

Item 2.	IDENTITY AND BACKGROUND

No change.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby partially amended by substituting the following information for the information relating to EWR, JFG, FMZ, JFC AND LJA:

EWR expended an aggregate of $4,885,705 for the shares owned by him, exclusive of shares subject to options.

JFG expended $655,638 for the shares owned by him, exclusive of shares subject to options.

JFC expended $89,381 for the shares owned by him, exclusive of shares subject to options.

LJA expended $662,682 for the shares owned by him, exclusive of shares subject to options.

FMZ expended $409,535 for the shares owned by him, including the shares owned by one of his adult children and the shares FMZ jointly owns with Ronni Zinn, exclusive of shares subject to options.

Item 4.	PURPOSE OF TRANSACTION

No material change.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraph (a) of Item 5 is hereby partially amended by substituting the following information for the information relating to EWR, JFG, JFC, LJA, FMZ and LHR.

Because of EWR’s sole ownership of 1,744,694 shares, including 46,500 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by EWR pursuant to Rule 13d-3 is 1,744,694 constituting approximately 7.8% of the outstanding shares of Stock.

Because of JFG’s sole ownership of 46,500 shares pursuant to options exercisable within 60 days, and the 156,979 shares JFG jointly owns with CAG, the aggregate number of shares of Stock owned by him pursuant to Rule 13d-3 is 203,479 shares, constituting approximately 0.9% of the outstanding shares of Stock.

Because of JFC’s sole ownership of 20,160 shares, including 11,500 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by JFC pursuant to Rule 13d-3 is 20,160 constituting approximately 0.1% of the outstanding shares of Stock.

CUSIP No. 26168L 205	13D	Page 16 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

Because of LJA’s sole ownership of 263,859 shares, including 57,400 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by LJA pursuant to Rule 13d-3 is 263,859 constituting approximately 1.2% of the outstanding shares of Stock.

Because of FMZ’s sole ownership of 73,732 shares, including 36,000 shares pursuant to options exercisable within 60 days, and the 3,718 shares owned by one of Mr. Zinn’s adult children and the 57,862 shares FMZ jointly owns with Ronni Zinn, the aggregate number of shares of Stock owned beneficially by FMZ pursuant to Rule 13d-3 is 135,312 constituting approximately 0.6% of the outstanding shares of Stock.

Because of LHR’s sole ownership of 0 shares, the aggregate number of shares of Stock owned beneficially by LHR pursuant to Rule 13d-3 is 0 constituting approximately 0.0% of the outstanding shares of Stock.

Paragraph (b) of Item 5 is hereby partially amended by substituting the following information for the information relating to EWR, JFG, JFC, LJA, FMZ and LHR.

EWR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,698,194 shares of Stock, excluding 46,500 shares subject to options which are exercisable within 60 days.

JFG has no sole power to vote or to direct the vote, or to dispose or to direct the disposition of any shares of Stock, excluding 46,500 shares subject to options which are exercisable within 60 days, and has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 156,979 shares of Stock.

JFC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,660 shares of Stock, excluding 11,500 shares subject to options which are exercisable within 60 days.

LJA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 206,459 shares of Stock, excluding 57,400 shares subject to options which are exercisable within 60 days.

FMZ has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 37,732 shares of Stock, excluding 36,000 shares subject to options which are exercisable within 60 days, and has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 57,862 shares of Stock.

LHR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 0 shares of Stock.

CUSIP No. 26168L 205	13D	Page 17 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

Paragraph (c) of Item 5 is hereby partially amended by adding the following information to the end thereof:

On November 8, 2010 FMZ gifted 1,082 shares of Stock to one of his adult children. These shares continue to be reported as beneficially owned by FMZ.

On November 9, 2010 JFG exercised an option for 10,000 shares of Stock at the exercise price of $16.15 per share.

On November 9, 2010 JFG sold 10,000 shares of Stock at an average price of $19.70 per share in the open market.

On December 6, 2010 EWR exercised an option for 10,000 shares of Stock at the exercise price of $16.15 per share.

On December 17, 2010 14,626 shares of Stock were issued to EWR upon conversion of deferred stock units.

On December 21, 2010 LJA sold 10,000 shares of Stock at an average price of $23.03 per share in the open market.

On January 15, 2011 11,260 shares of Stock were issued to EWR upon conversion of deferred stock units.

On January 15, 2011 4,434 shares of Stock were issued to JFG upon conversion of deferred stock units.

On February 17, 2011 LJA sold 6,000 shares of Stock at an average price of $24.04 per share in the open market.

On February 18, 2011 LJA sold 4,000 shares of Stock at an average price of $24.00 per share in the open market.

On July 8, 2011 5,284 shares of Stock were issued to EWR upon conversion of deferred stock units.

On November 8, 2011 LJA sold 10,000 shares of Stock at an average price of $23.33 per share in the open market.

On November 15, 2011 EWR, JFG and LJA were each granted 5,180 shares of restricted Stock.

On November 18, 2011 LHR sold 15,000 shares of Stock at an average price of $21.88 per share in the open market.

On November 21, 2011 LHR sold 1,800 shares of Stock at an average price of $21.52 per share in the open market.

On November 28, 2011 LHR sold 8,200 shares of Stock at an average price of $21.00 per share in the open market.

On November 29, 2011 LHR sold 1,000 shares of Stock at an average price of $21.00 per share in the open market.

CUSIP No. 26168L 205	13D	Page 18 of 20 Pages

On November 30, 2011 LHR sold 14,800 shares of Stock at an average price of $21.65 per share in the open market.

On December 20, 2011 LJA sold 10,000 shares of Stock at an average price of $24.36 per share in the open market.

On January 15, 2012 20,442 shares of Stock were issued to EWR upon conversion of deferred stock units.

On January 15, 2012 4,872 shares of Stock were issued to JFG upon conversion of deferred stock units.

On March 15, 2012 17,271 shares of Stock were issued to FMZ upon conversion of deferred stock units.

On March 23, 2012, EWR received a distribution of 5,857 shares from the CICPS in connection with his receipt of a required minimum distribution.

On May 9, 2012, EWR made a charitable donation of 222,000 shares of Stock.

On May 11, 2012 EWR sold 20,000 shares of Stock from the CICPS at an average price of $27.14 per share in the open market.

On May 14, 2012 EWR sold 20,000 shares of Stock from the CICPS at an average price of $26.67 per share in the open market.

On May 21, 2012 EWR sold 20,000 shares of Stock from the CICPS at an average price of $26.34 per share in the open market.

On May 22, 2012 EWR sold 20,000 shares of Stock from the CICPS at an average price of $26.47 per share in the open market.

On May 23, 2012 EWR sold 11,292 shares of Stock from the CICPS at an average price of $26.29 per share in the open market.

On May 24, 2012 7,661 shares of Stock were issued to FMZ upon conversion of deferred stock units.

On May 24, 2012 EWR sold 38,708 shares of Stock from the CICPS at an average price of $26.22 per share in the open market.

On May 25, 2012 EWR sold 20,000 shares of Stock from the CICPS at an average price of $26.41 per share in the open market.

On May 29, 2012 EWR sold 20,000 shares of Stock from the CICPS at an average price of $26.78 per share in the open market.

On May 30, 2012 EWR sold 20,143 shares of Stock from the CICPS at an average price of $26.31 per share in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No material change.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

No material change.

CUSIP No. 26168L 205	13D	Page 19 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2012
/s/ Leigh J. Abrams

Leigh J. Abrams, on his own behalf, and as
Attorney-in-fact for:
Edward W. Rose, III(1)
Evelyn D. Potter Rose(1)
Cardinal Investment Company, Inc.
Profit Sharing Plan(1)
Fredric M. Zinn (2)
James F. Gero(3)
Larry Schoenbrun(4)
John F. Cupak(4)
William Edward Rose(5)
Lela Helen Rose(5)
Cardinal Partners L.P.(5)

1 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

2 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

3 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

4 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

5 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205	13D	Page 20 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

Exhibit E

Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: May 31, 2012
/s/ Leigh J. Abrams
Leigh J. Abrams, on his own behalf, and as
Attorney-in-fact for:
Edward W. Rose, III(1)
Evelyn D. Potter Rose(1)
Cardinal Investment Company, Inc.
Profit Sharing Plan(1)
Fredric M. Zinn (2)
James F. Gero(3)
Larry Schoenbrun(4)
John F. Cupak(4)
William Edward Rose(5)
Lela Helen Rose(5)
Cardinal Partners L.P.(5)

1 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

2 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

3 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

4 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

5 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.